118

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 25 2008
DIVISION OF MARKET REGULATION

SEC 08033443 SION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48782

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **May 1, 2007** AND ENDING **April 30, 2008**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **McDuffie-Morris Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4630 Harbour Village Blvd Unit 1502
(No. and Street)

Ponce Inlet, Florida 32127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clifton Morris, Jr., CLU, ChFC **Office number 1-888-484-1095**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Korwek & Company, PA
(Name – *if individual, state last, first, middle name*)

1113 Odenton Road **Odenton, Maryland 21113-1606**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CLIFTON MORRIS JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDUFFIE MORRIS FINANCIAL GROUP, INC, as of APRIL 30th, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUANITA J. SNEAD
Notary Public - State of Florida
My Commission Expires Mar 22, 2011
Commission # DD 654372
Bonded Through National Notary Assn.

Signature

PRESIDENT

Title

Juanita J. Snead

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDUFFIE-MORRIS
FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

APRIL 30, 2008 AND 2007

CONTENTS

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road ***TEL: (410) 674-7445***
Odenton, MD 21113-1606 ***FAX: (410) 674-3771***

INDEPENDENT AUDITORS' REPORT

Board of Directors
McDuffie-Morris Financial Group, Inc.

We have audited the accompanying statements of financial condition of McDuffie-Morris Financial Group, Inc. as of April 30, 2008 and 2007 and the related statements of operations, stockholder equity and other comprehensive income, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDuffie-Morris Financial Group, Inc. as of April 30, 2008 and 2007 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KORWEK & COMPANY, PA

July 9, 2008

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
APRIL 30, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 23,809	$ 12,095
Commissions receivable	-	8,853
Prepaid insurance and expenses	-	-
Total current assets	23,809	20,948
PROPERTY AND EQUIPMENT, net		
Furniture and fixtures	12,627	9,442
Leasehold improvements	8,266	8,266
Less accumulated depreciation	(20,893)	(17,708)
Net property and equipment	-	-
OTHER ASSETS	-	-
	$ 23,809	$ 20,948

LIABILITIES AND STOCKHOLDER EQUITY

	2008	2007
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$ 880	$ 661
Payroll tax liabilities	56	2,750
Total current liabilities	936	3,411
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDER EQUITY		
Capital stock, $10 stated value, authorized 1,000 shares; issued and outstanding, 700 shares	7,000	7,000
Additional paid-in capital	1,995	1,995
Retained earnings	13,878	8,542
	22,873	17,537
	$ 23,809	$ 20,948

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2008 AND 2007

	2008	2007
REVENUE		
Revenue from sale of investment company shares	$ 143,801	$ 153,421
Market gain (loss) on firm securities investment accounts	-	-
Other revenue	35,221	-
Total revenue	179,022	153,421
EXPENSES		
Salaries and other employment costs voting stockholder officer	66,806	66,025
Other compensation and benefits	66,724	51,976
Interest expense	194	494
Regulatory fees and expenses	1,266	788
Other expenses	37,893	25,817
Total expenses	172,883	145,100
Net income before income taxes	6,139	8,321
Provision for income taxes		
Federal	803	-
State	-	-
	803	-
NET INCOME	$ 5,336	$ 8,321

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF STOCKHOLDER EQUITY
AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED APRIL 30, 2008 AND 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at May 1, 2006	$ 7,000	$ 1,995	$ 221	$ 17,439
Net income from operations	-	-	8,321	8,321
Return of Capital			-	-
Other Comprehensive Income	-	-	-	-
Balance at April 30, 2007	7,000	1,995	8,542	17,537
Net income from operations	-	-	5,336	5,336
Return of Capital			-	-
Other Comprehensive Income	-	-	-	-
Balance at April 30, 2008	$ 7,000	$ 1,995	$ 13,878	$ 22,873

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2008 AND 2007

	2008	2007
CASH FROM OPERATING ACTIVITIES		
Net income	$ 5,336	$ 8,321
Adjustments to reconcile net income to net cash		
Depreciation and amortization	3,185	9,708
Changes in assets and liabilities:		
(Increase) decrease:		
Commissions receivable	8,853	(4,447)
Prepaid insurance and expenses	-	-
Increase (decrease):		
Accounts payable and other accrued liabilities	219	(2,441)
Payroll tax liabilities	(2,694)	2,694
Cash provided (used) by operating activities	14,899	13,835
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Acquisition of property and equipment	3,185	9,708
Purchase (sale) of investments	-	-
Cash (provided) used for investing activities	3,185	9,708
CASH FROM FINANCING ACTIVITIES		
Return of Capital	-	-
Cash used for financing activities	-	-
INCREASE (DECREASE) IN CASH	11,714	4,127
CASH, BEGINNING OF YEAR	12,095	7,968
CASH, END OF YEAR	$ 23,809	$ 12,095

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ 194	$ 494

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED APRIL 30, 2008 AND 2007

	2008	2007
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an intergral part of these financila statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Earnings per share – Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The earnings per share amounted to $8.77 and $11.88 for the years ending April 30, 2008 and 2007, respectively.

6. Comprehensive Income – There is no difference between income and loss from operations and other comprehensive income or loss.

7. Advertising costs – Advertising costs are expensed as incurred. Advertising expense for the years ended April 30, 2008 and 2007 was $-0- and $-0-, respectively.

8. Income taxes – The Company accounts for income taxes in accordance with FASB Statement 109 "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. The Company files its income taxes on the accrual basis for federal and state income tax purposes. As such there are no timing differences between the financial statements and the tax returns filed. Accordingly, no provision for deferred income taxes has been included in these financial statements.

9. Change in accounting period – Effective with the year ending April 30, 2007 the Company has gained approval from the NASD and the Internal Revenue Service to change its annual accounting period from a calendar basis to a fiscal year ending on April 30. With the exception of this change to a fiscal year accounting period, all other items of financial reporting remain the same. The Company has filed a short period tax return for the four months ending April 30, 2007. The Company's financial statements have been restated to reflect this new annual fiscal year reporting cycle.

10. Fair value of financial instruments – SFAS No 107 "Disclosures about Fair Value of Financial Instruments" requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

NOTE B - COMMISSIONS RECEIVABLE

Management believes that the Company's commissions receivable are collectible at April 30, 2008 and 2007 and accordingly, no allowance for doubtful receivables is required.

NOTE C - MARKETABLE SECURITIES

As of April 30, 2008 and 2007, the Company has no marketable securities.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of furniture and fixtures. Depreciation and amortization expense for the year ended April 30, 2008 and 2007 amounted to $3,185 and $9,708, respectively. Expenditures for maintenance and repairs amounted to $6,336 and $4,486 for the years ended April 30, 2008 and 2007, respectively.

NOTE E - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended April 30, 2008.

NOTE F - INCOME TAXES

The Company's provision for income taxes for the year ended April 30, 2008 amounted to $803. For the period ended April 30, 2007, the Company utilized a net operating loss which resulted in no tax provision for that period. The Company had available a net operating loss of $397 arising from operations in the year 2005, which was used to help reduce the 2008 tax provision. Generally, net operating losses can be carried back to the two years preceding the loss year and then forward for the next twenty years following the loss year.

NOTE G - EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At April 30, 2008 and 2007 the Company had net capital of $22,873 and $17,537, respectively, which was $17,873 and $12,537 in excess of its required net capital of $5,000.

NOTE I - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officer and sole shareholder of the Company is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Company. These results could be significantly different from those that would have been obtained if the Company was autonomous. . Even though these related parties do not charge management fees to each other, they do share certain common resources, equipment and personnel with no fees being charged. The Company pays no rent for its office locations, nor does it have any formal lease agreements in place.

SUPPLEMENTAL INFORMATION

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
ADJUSTMENT OF STOCKHOLDER EQUITY
APRIL 30, 2008

	2008	2007
Stockholder equity from statement of financial condition	$ 22,873	$ 17,537
Excess of market value over cost on short-term marketable securities	-	-
Adusted stockholder equity	$ 22,873	$ 17,537

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION APRIL 30, 2008. AND 2007

	2008	2007
NET CAPITAL		
Adjusted stockholder equity	$ 22,873	$ 17,537
Additions to net capital	-	-
Deduct stockholder equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	22,873	17,537
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Other (deduction) or allowable creditors (lists)	-	-
Total capital and allowable subordinated liabilities	22,873	17,537
Deductions and/or charges		
Non-allowable assets		
Petty cash	-	-
Commissions and accounts receivable	-	-
Prepaid insurance and expenses	-	-
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	-	-
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	22,873	17,537
Haircuts on securities		
Contractural securities commitments	-	-
Subordinated securities borrowings	-	-
Trading and investment securities	-	-
Stocks	-	-
Exempted securities	-	-
Debt securities	-	-
Options	-	-
Other securities	-	-
Undue concentrations	-	-
Other	-	-
Net Capital	$ 22,873	$ 17,537
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirements	17,873	12,537
	$ 22,873	$ 17,537
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 936	$ 3,411
Less adjustments		
Secured notes payable	-	-
Deferred taxes	-	-
Net Aggregate Indebtedness	$ 936	$ 3,411
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.09%	19.45%

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
APRIL 30, 2008

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	-	-	-
Revenue from the sale of investment company shares	144,021	143,801	220
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	35,000	35,221	(221)
Total revenue	179,021	179,022	(1)
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	68,259	66,806	1,453
Other compensation and benefits	43,862	66,724	(22,862)
Interest expense	167	194	(27)
Regulatory fees and expenses	6,378	1,266	5,112
Other expenses (including state income tax)	54,307	37,893	16,414
Total expenses	172,973	172,883	90
Net income before provision for federal income taxes	6,048.00	6,139.00	(91.00)
Provision for federal income taxes	-	803.00	(803)
NET INCOME	$ 6,048	$ 5,336	$ 712

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
APRIL 30, 2008

Net capital per unaudited Form X-17A-5 Schedule IIA		$	22,873
Increases			
Decrease income taxes payable			
Decrease prepaid tax deposits	-		
			-
Decreases			
Increase Federal income tax provision currently payable	-		
Increase State income tax provision currently payable	-		
Decrease in deferred income taxes payable	-		
			-
Net capital per supplemental schedule in audited financial statement (page 15) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$	22,873

Because of inherent limitations in any internal accounting control procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of McDuffie-Morris Financial Group, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, the State of Florida, the State of Maryland and other states' securities regulators and should not be used for any other purpose.

KORWEK & COMPANY, PA

July 9, 2008

END